Exhibit 99.2

PERDIGÃO S.A.

May 20th, 2005

Dear sirs,

In accordance with the instructions of the Brazilian Securities and Exchange Comission (CVM), Perdigão S.A. communicates that on May 20th, 2005, in the Board of Directors Meeting, was approved the reelection of the Executive Officers of Perdigão Companies, for 2 (two) years, until May, 2007, as follows:

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Marketing Director	Antonio Zambelli

Technology Director

Luiz Adalberto Stábile Benício

It was also approved the following definitions for the Fiscal Council/Audit Committee: Mr. Almir de Souza Carvalho will be President and Mr. Atílio Guaspari will be Financial Expert.

Should you have any questions or require additional information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Wang Wei Chang

PERDIGÃO S.A.

WANG WEI CHANG

CHIEF FINANCIAL OFFICER